Exhibit 2.01

Final

STOCK PURCHASE AGREEMENT

by and between

Natus Medical Incorporated

and

Jay A. Jones and Mary J. Jones as Husband and Wife

Dated as of October 16, 2006

i

ii

STOCK PURCHASE AGREEMENT, dated as of October 16, 2006 (this “Agreement”), by and between Natus Medical Incorporated, a Delaware corporation (“Natus”) and Jay A. Jones and Mary J. Jones as husband and wife, (together, the “Stockholders”), who represent the only stockholders of Olympic Medical Corp., a Washington corporation (the “Company”).

A. The parties intend that, subject to the terms and conditions hereinafter set forth, Natus will purchase from Stockholders all of the outstanding shares of capital stock of the Company (the “Transaction”, and also sometimes referred to herein as the “Stock Purchase”).

B. Natus and the Stockholders desire to make certain representations, warranties, covenants and agreements in connection with the Transaction and to prescribe various conditions to the Transaction.

C. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Natus to enter into this Agreement, Jay A. Jones is entering into an employment agreement and a non-competition and non-solicitation agreement with Natus (together, the “Employment Agreement”) substantially in the form of Exhibit A hereto, to become effective upon the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Natus and Stockholders hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions.

(a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in Seattle, Washington.

“Company Balance Sheet” means the Company’s unaudited balance sheet as of June 30, 2006 included in the Company Financial Statements.

“Company Financial Statements” means (A) the Company’s balance sheets dated December 31, 2003, December 31, 2004, December 31, 2005 and June 30, 2006, and (B) the Company’s statements of operations, statements of cash flows and statements of changes in shareholders’ equity for the year ended December 31, 2005 and for the 6-month period ended June 30, 2006, including any notes to the foregoing financial statements.

“Company IT Systems” means all IT Systems used in, intended to be used in, or held for use in connection with the business of the Company or any subsidiary.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any United States federal, state, local or non United States laws, statutes, ordinances, regulations, rules, codes, orders, other requirements of law and common law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) exposure or alleged exposure to Hazardous Substances; (iii) the manufacture, handling, transport, recycling, reclamation, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iv) pollution, natural resource damages or protection of the environment, health or safety.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or any subsidiary and which, together with the Company or any subsidiary, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos, mold and radon; and (v) any other contaminant, substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Healthcare Law” means the following laws or regulations relating to the regulation of the healthcare industry (as such laws are currently enforced or as interpreted at the Closing by existing, publicly available judicial and administrative decisions and regulations): (i) Sections 1877, 1128, 1128A or 1128B of the Social Security Act (the “SSA”); (ii) the licensure, certification or registration requirements of healthcare facilities, services or equipment; (iii) any state certificate of need or similar law governing the establishment of healthcare facilities or services or the making of healthcare capital expenditures; (iv) any state law relating to fee-splitting or the corporate practice of medicine; (v) any state physician self-referral prohibition or state anti-kickback law; (vi) any criminal offense relating to the delivery of, or claim for payment for, a healthcare item or service under any federal or state healthcare program; and (vii) any federal or state law relating to the interference with or obstruction of any investigation into any criminal offense.

“Intellectual Property” means, collectively, all of the following worldwide legal rights, whether or not filed, perfected, registered or recorded, that may exist under the laws of any jurisdiction to and under all: (i) patents, patent applications, statutory invention registrations, patent rights, including all continuations, continuations-in-part, divisions, reissues, reexaminations or extensions thereof, whether now existing or hereafter filed, issues or acquired, and all inventions, whether or not patentable, (ii) trademarks, service marks, domain names, (including, but not limited to Internet domain names, Internet and World Wide Web URLs, and domain name registrations and pending applications therefore) trade dress, logos, trade names, corporate names, and other identifiers of source or goodwill, including registrations and applications for registration thereof, (iii) rights associated with works of authorship (including audiovisual works) including mask works and copyrights, including copyrights in Software, and registrations and applications for registration thereof, and (iv) rights relating to the protection of trade secrets, know-how, invention rights, and other confidential or proprietary technical, business and other information, including manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information, and all rights in any jurisdiction to limit the use or disclosure thereof.

“IT Systems” means computer systems, programs, networks, hardware, Software, databases, operating systems, Internet websites, website content and links and equipment used to process, store, maintain and operate data, information and functions.

“knowledge of the Company”, or other references to Company’s “knowledge”, mean the actual knowledge of any director or executive officer of the Company and such knowledge that any such individual would obtain after the exercise of reasonable investigation.

“Licensed Intellectual Property” means Intellectual Property licensed to the Company or any subsidiary pursuant to the Licenses.

“Licenses” means (i) licenses of Intellectual Property or IT Systems by the Company or any subsidiary to any third party, (ii) licenses of Intellectual Property or IT Systems by any third party to the Company or any subsidiary, (iii) agreements between the Company or any subsidiary and any third party relating to the development or use of Intellectual Property or IT Systems, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, and (iv) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Owned Intellectual Property or any other Intellectual Property used in, intended to be used in, or held for use in connection with the business of the Company or any subsidiary.

“Liens” means with respect to any property or asset of the Company or any subsidiary, all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind with respect to such property or asset, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer, but excluding in all cases Permitted Encumbrances.

“Material Adverse Effect” means, when used in connection with the Company or any subsidiary, any event, circumstance, change or effect that, individually or in the aggregate with any other events, circumstances, changes and effects, is or is reasonably likely to be or become materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the subsidiaries taken as a whole or (ii) the ability of the Company to consummate the Transaction.

“Material Contract” means any plan, contract or agreement required to be set forth on Schedule 3.10(a) or Schedule 3.16(a) of the Disclosure Schedule pursuant to Section 3.10(a) or Section 3.16(a) hereof.

“Owned Intellectual Property” means Intellectual Property owned by the Company or any subsidiary.

“Permitted Encumbrances” means (A) liens for current Taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Company or such subsidiary consistent with past practice, and (D) all matters of record, liens and other imperfections of title and encumbrances that, would not, individually or in the aggregate, have a material adverse effect on the Company’s or any subsidiary’s, as the case may be, ability to occupy and utilize such property.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, all versions, updates, corrections, enhancements, and modifications thereof, and all related documentation.

“subsidiary” or “subsidiaries” of the Company, Natus or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any return, report, declaration, estimate, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Terms	Location of Definition
Action	§ 3.09
Agreement	Preamble
Asset Allocation	§ 5.03(b)
Bateman	§ 5.04
Claims Period	§ 8.04
Closing; Closing Date	§ 2.02
Code	§ 3.10(a)
Company	Preamble
Company Products	§ 3.19(a)
Contested Claim	§ 8.07(b)
Cool Cap Product	§ 2.01
Cool Cap Revenue	§ 2.01
Damages	§ 8.02
Disclosure Schedule	Article III
Employees	§ 5.04
Employment Agreement	Preamble
Encumbrance	§ 3.03(a)
Environmental Letter	§ 8.02
Environmental Permits	§ 3.15
ERISA	§ 3.10(a)
Escrow Agent	§ 2.03
Escrow Cash	§ 2.03
FDA	§ 3.22(d)
Governmental Authority	§ 3.05(b)
IRS	§ 3.10(a)
Law	§ 3.05(a)
Lease Documents	§ 3.12(b)
Letter Agreements	§ 5.04
Natus	Preamble
Natus Indemnified Person(s)	§ 8.02
Notice of Claim	§ 8.04
Permits	§ 3.06(a)
Plans	§ 3.10(a)
Reback	§ 5.04
Section 338(h)(10) Election	§ 5.03(a)
Severance Plan	§ 3.10(b)
Shares	§ 2.01(a)
Stockholders	Preamble
Stock Purchase	Preamble
Third-Party Claim	§ 8.04
Transaction	Preamble
Weller	§ 5.04

ARTICLE II

THE STOCK PURCHASE

SECTION 2.01 The Transaction.

(a) Subject to the terms and conditions of this Agreement, Stockholders will sell to Natus, and Natus will purchase from Stockholders, 25,000 shares of Common Stock of the Company, par value $1 per share (the “Shares”), which Shares represent all of the issued and outstanding shares of capital stock of the Company.

(b) The purchase price for the Shares shall consist of (i) a cash payment at Closing of $16,556,378.12 (less the Escrow Cash), and (ii) additional cash payments, if any, payable to Stockholders as further provided in subsection (c) below.

(c) Natus shall pay to the Stockholders, collectively and in the aggregate, the amounts set forth below as determined by future Cool Cap Revenue in the respective calendar years listed below:

(i) 2007. For each full dollar of Cool Cap Revenue in 2007 in excess of $500,000, Natus shall pay Stockholders $0.63456, provided that the maximum amount that Natus shall pay Stockholders for Cool Cap Revenue in 2007 shall be $507,648, regardless of the Cool Cap Revenue for such year.

(ii) 2008. For each full dollar of Cool Cap Revenue in 2008 in excess of $1,000,000, Natus shall pay Stockholders $0.52881, provided that the maximum amount that Natus shall pay Stockholders for Cool Cap Revenue in 2008 shall be $846,080, regardless of the Cool Cap Revenue for such year.

(iii) 2009. For each full dollar of Cool Cap Revenue in 2009 in excess of $2,000,000, Natus shall pay Stockholders $0.39661, provided that the maximum amount that Natus shall pay Stockholders for Cool Cap Revenue in 2008 shall be $1,269,120, regardless of the Cool Cap Revenue for such year.

Any payment due pursuant to subsection (i) above shall be made on, or at the discretion of Natus before, March 21, 2008, pursuant to subsection (ii) above shall be made on, or at the discretion of Natus before, March 23, 2009, and pursuant to subsection (iii) above shall be made on, or at the discretion of Natus before, March 22, 2010. Such payment(s), if any, shall be made by wire transfer to an account designated in advance by Stockholders, and shall be accompanied by a certificate of the chief financial officer or controller of Natus certifying on behalf of Natus as to the amount of Cool Cap Revenue for the respective year. On at least thirty (30) days’ prior written notice from Stockholders to Natus given within ninety (90) days after Stockholders’ receipt of any such payments, Stockholders shall have a right to audit the books and records of Natus to verify Cool Cap Revenue for the latest calendar year end. The parties intend the payments (set forth in subsections (i) through (iii) above) to qualify for installment sale reporting under § 453 of the Code. Such payments shall be treated as imputed interest to the extent required by the Code.

If the maximum payment in respect of Cool Cap Revenue is not earned in either of 2007 or 2008, such unearned amount shall not in any way increase the amount of payment in respect of Cool Cap Revenue in any subsequent year. By way of example, if Cool Cap Revenue is $1,000,000 in 2007 and $3,000,000 in 2008, then Natus shall pay Stockholders $317,280 in respect of Cool Cap Revenue in 2007 and $846,080 in respect of Cool Cap Revenue in 2008.

Natus shall use reasonable and good faith business efforts to obtain all governmental approvals for the sale of the Cool Cap Product and thereafter to promote, manufacture, market and sell the Cool Cap Product. In the event that Natus sells to a third party the Cool Cap Product, whether directly or by way of sale of a subsidiary that owns the right to produce and sell the Cool Cap Product, then within thirty days following such sale, Natus shall pay to Stockholders the full amount of any additional cash payments that Stockholders may be eligible to receive under this subsection (c) in respect of sales occurring in years that have not yet been completed as of the date of such sale.

For purposes of this Agreement, “Cool Cap Revenue” for any year shall be the amount of revenue recognized by Natus in its audited annual financial statements for the respective fiscal year from the sales of the Cool Cap Product in such year by Natus or any subsidiary of Natus. For purposes of this Agreement, “Cool Cap Product” shall mean a device developed by the Company for treating hypoxic ischemic encephalopathy in term newborns, FDA reference number P040025, including any design changes, or new models and improvements effecting either hardware or software, or derivative products that may be developed based solely on the Cool-Cap® or any other intended uses of the Cool-Cap® and its derivative products that may be approved by the FDA in the future. Natus hereby covenants to Stockholders that the revenue set forth in Natus’ audited annual financial statements for 2007, 2008 and 2009 shall be reported in accordance with GAAP consistently applied over the periods presented. Cool Cap revenue for any fiscal year shall also include the amount of revenue from the sale of the Cool Cap Product recognized in such year by any person who has licensed from Natus or one of its subsidiaries the right to sell the Cool Cap Product, and for this purpose the amount of such revenue reported by such licensee to Natus, or one of its subsidiaries, shall be deemed to be the amount of such revenue recognized by such licensee; provided that if the amount of such revenue is subsequently adjusted pursuant to any audit right, correction-of-mistake or other provision of any agreement between Natus, or one of its subsidiaries, and any such licensee, then the amount of revenue as so adjusted shall be deemed to be the amount of revenue recognized by such licensee, and Natus shall pay to Stockholders any additional amount due if such adjustment increases the amount of such revenue and Stockholders shall repay to Natus any amount of overpayment that was made if such adjustment decreases the amount of such revenue.

SECTION 2.02 Closing.

The closing (“Closing”) of the Transaction shall take place simultaneously with the execution of this Agreement on October 16, 2006 at the offices of Fenwick & West LLP, 801 California Street, Mountain View, California, or at such other time and place as the parties shall mutually agree in writing (the date on which the Closing occurs being defined herein as the “Closing Date”). At the Closing, Stockholders shall deliver to Natus stock certificates duly endorsed for transfer to Natus representing the Shares, and Natus shall deliver to Stockholders by wire transfer to an account previously designated by Stockholders the sum of $15,056,378.12 and shall deliver by wire transfer to the Escrow Agent, the Escrow Cash, which deliveries shall be in addition to the other documents or items to be delivered in accordance with the covenants and closing conditions contained herein.

SECTION 2.03 Escrow.

On or prior to the Closing, Natus, Stockholders and Wells Fargo Bank, N.A., who shall be appointed as the escrow agent for the Transaction (“Escrow Agent”), shall enter into an Escrow Agreement substantially in the form of Exhibit B hereto. On the day of the Closing, Natus shall deposit $1,500,000 (and together with any interest earned thereon, the “Escrow Cash”) with the Escrow Agent. Any interest paid on the Escrow Cash shall be treated for tax purposes as owned by Stockholders.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

As an inducement to Natus to enter into this Agreement, and subject to the disclosures set forth in the disclosure schedule prepared by Stockholders and delivered by Stockholders to Natus prior to the execution and delivery of this Agreement (the “Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures), and each of which disclosures shall also be deemed to be representations and warranties made by the Stockholders to Natus under this Article III), Stockholders hereby represents and warrants to Natus that:

SECTION 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or materially delay consummation of the Transaction and would not have a material effect on the Company. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not prevent or materially delay consummation of the Transaction and would not have a material effect on the Company.

(b) The Company does not have any subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02 Articles of Incorporation and By-laws.

The Company has heretofore made available to Natus a complete and correct copy of the Articles of Incorporation and the By-laws of the Company. Such Articles of Incorporation and By-laws are in full force and effect. The Company is not in violation of any of the provisions of its Articles of Incorporation or By-laws.

SECTION 3.03 Capitalization.

(a) The authorized capital stock of the Company consists solely of 50,000 shares of $1 par value common stock. The Shares are the only issued and outstanding shares of capital stock of the Company and all of the Shares are validly issued, fully paid and nonassessable. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary or any other person. The Shares have been issued in compliance with all applicable securities laws and other applicable Laws. Stockholders are the record and beneficial owner of the Shares, free and clear of any charge, claim, community property interest, condition, equitable interest, Lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting or transfer (any of the foregoing being an “Encumbrance”), and upon consummation of the Transaction in accordance with the terms hereof Natus will acquire title to the Shares free of any Encumbrance (other than any Encumbrance that may have been independently created by Natus).

SECTION 3.04 Authority Relative to This Agreement.

No corporate proceedings on the part of the Company are necessary for Stockholders’ execution of this Agreement or consummation of the Transaction. This Agreement has been duly and validly executed and delivered by the Stockholders and, assuming the due authorization, execution and delivery by Natus, constitutes the legal, valid and binding obligation of Stockholders, enforceable against Stockholders in accordance with its terms.

SECTION 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Stockholders do not, and the performance of this Agreement by Stockholders will not, (i) conflict with or violate the Articles of Incorporation, By-laws of the Company, (ii) conflict with or violate any United States or non-United States national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to Stockholders or the Company or by which any property or asset of Stockholders or the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Stockholders or the Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholders or the Company is a party or by which Stockholders or the Company or any material property or asset of Stockholders or the Company is bound or affected.

(b) The execution and delivery of this Agreement by Stockholders does not, and the performance of this Agreement by Stockholders will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States or non-United States national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”).

SECTION 3.06 Permits; Compliance.

(a) Section 3.06 of the Disclosure Schedule contains a complete and accurate list of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”). The Company is in possession of all Permits. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened. The Company is not, in any material respect, in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, including, without limitation, with respect to design, labeling, testing and inspection of the Company’s products, and any Law of the United States Food and Drug Administration, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound.

(b) Except as set forth in Section 3.06 of the Disclosure Schedule, (i) the Company has not received, at any time since January 1, 2001, any formal notice or other formal communication from any Governmental Authority or any other person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Permit, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Permit, and (ii) all applications required to have been filed for the renewal of any Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to any such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

SECTION 3.07 Financial Statements.

(a) Section 3.07 of the Disclosure Schedule includes the Company Financial Statements. Except as otherwise disclosed on Section 3.07 of the Disclosure Schedule, the Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company; (b) fairly present the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount); (c) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, and (d) have been prepared in accordance with GAAP applied on a basis consistent with prior periods (except that the interim period financial statements do not have notes thereto).

(b) Except as and to the extent set forth on the Company Balance Sheet, the Company has no material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since June 30, 2006. Without limiting the foregoing, the Company has no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) to Stockholders, any other officer or director of the Company or any family member of Stockholders or any other officer or director of the Company.

(c) All accounts receivable of the Company reflected on the Company Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and are reflected in accordance with GAAP applied on a consistent basis and are not subject to valid defenses, setoffs or counterclaims.

SECTION 3.08 Absence of Certain Changes or Events.

Since December 31, 2005, except as set forth in Section 3.08 of the Disclosure Schedule, or as expressly contemplated by this Agreement, (a) the Company has conducted its businesses only in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Material Adverse Effect.

SECTION 3.09 Absence of Litigation.

Except as set forth in Section 3.09 of the Disclosure Schedule, there is no private or governmental litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company (or any of its respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company)), or any property or asset of the Company, before any Governmental Authority nor is there any Action that seeks to materially delay or prevent the consummation of the Transaction. Neither the Company nor any property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. The Company has no action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person.

SECTION 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), and all incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer or director of, or any current or former consultant to, the Company, (ii) each employee benefit plan for which the Company could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company could incur liability under Section 4212(c) of ERISA, and (iv) any contracts (including loan agreements), arrangements or understandings between the Company and any employee of the Company including, without limitation, any contracts, arrangements or understandings relating in any way to a sale of the Company (collectively, the “Plans”). Each Plan is in writing and the Company has furnished to Natus a true and complete copy of each Plan and has delivered to Natus a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three most recently filed Internal Revenue Service (the “IRS”) Form 5500s, (iv) the most recently received determination letter from the IRS for each such Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Plan and (vi) any stop-loss insurance policies pertaining to an employee welfare benefit plan (as defined in Section 3(1) of ERISA) that is self-insured. The Company has no express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).

(b) Except for the Company’s severance plan (“Severance Plan”) that provides that the Company will pay to any employee (with exceptions noted in Section 3.10(b) of the Disclosure Schedule) whose employment is terminated without cause within 12 months of the Closing a severance payment equal to one week of the employee’s then current salary or wages for each full year of employment with the Company, all as more fully described in Section 3.10(b) of the Disclosure Schedule, none of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof. Section 3.10(b) of the Disclosure Schedule sets forth the amount that would be payable under the Severance Plan to each current employee of the Company if each such employee were terminated following the Closing Date on January 1, 2007.

(c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company has performed all obligations required to be performed by it under, are not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could reasonably be expected to give rise to any such Action.

(d) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. None of the Plans is subject to Title IV of ERISA and the Company has not incurred, or could reasonably be expected to incur, any liability under, arising out of or by operation of Title IV of ERISA.

(f) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists which could give rise to any such challenge or disallowance.

(g) All directors, officers, management employees, and technical and professional employees of the Company and the subsidiaries are under written obligation to the Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

(h) Except as set forth in Section 3.10(h) of the Disclosure Schedule, no benefit payable or that may become payable by the Company pursuant to any agreement or arrangement or as a result of, in connection with or arising under this Agreement shall constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that is subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. Unless otherwise indicated in Section 3.10(h) of the Disclosure Schedule, the Company is not a party to any: (i) contract agreement or arrangement with any person (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company in the nature of the Stock Purchase or any of the other transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (ii) benefit plan or arrangement, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Stock Purchase or any of the other transactions contemplated by this Agreement, or any event subsequent to the Stock Purchase such as the termination of employment of any person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. Neither the Company nor any of its subsidiaries has any obligation to pay any material amount or provide any material benefit to any former employee or officer.

(i) The Company has no benefit plan which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in ERISA or Code Section 413(c), or (iii) a “funded welfare plan” within the meaning of Code Section 419. No pension plan of the Company is subject to Title IV of ERISA.

(j) All claims incurred as of the Closing Date under any “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is self-insured will be paid by the Company no later than the Closing Date.

SECTION 3.11 Labor and Employment Matters.

(a) Except as set forth in Section 3.11(a) of the Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of the Company, threatened between the Company and any of their respective employees and (ii) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees.

(b) The Company is in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, immigration and naturalization, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company. The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Except as disclosed in Section 3.11(b) of the Disclosure Schedule: (i) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or to the knowledge of the Company threatened with respect to the Company; (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or to the knowledge of the Company threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company has employed, employs or has been alleged to employ any person.

(c) To the knowledge of the Company no employee or consultant of the Company or any subsidiary is in material violation of (i) any contract or agreement or (ii) any restrictive covenant relating to the right of any such employee or consultant to be employed by the Company or to use trade secrets or proprietary information of others.

(d) In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act in respect of the Company.

(e) Section 3.11(e) of the Disclosure Schedule lists as of the Closing Date each employee of the Company who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the basis of such disability or leave and the anticipated date of return to full service.

(f) Since December 31, 2005, the Company has not hired additional employees or increased the compensation payable or to become payable or the benefits provided to its directors, officers or employees, or granted any severance or termination pay to, or entered into any employment or severance agreement with, any director, officer or other employee of the Company, or established, adopted, entered into or amended any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee.

SECTION 3.12 Real Property; Title to Assets.

(a) The Company does not currently own, and has not for the ten years prior to the Closing Date owned, any parcel of real property.

(b) Section 3.12(b) of the Disclosure Schedule lists each parcel of real property currently leased or subleased by the Company, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to Natus. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such lease or sublease, or person in the chain of title to such leased premises.

(c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by the Company for the purposes for which it is currently being used. There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company.

(d) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property.

SECTION 3.13 Intellectual Property.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of (i) all patents and patent applications, trademark and copyright registrations and applications, common law trademarks, and domain names and URLs included in the Owned Intellectual Property, (ii) all Licenses (other than licenses of commercially available off-the-shelf Software licensed pursuant to shrink-wrap or click-wrap licenses that is not material to the business of the Company or any subsidiary), and (iii) Company IT Systems and other Owned Intellectual Property that are material to the business of the Company. Section 3.13(a) of the Disclosure Schedule further sets forth a description of all proceedings or actions before any governmental body (including the United States Patent and Trademark Office or equivalent authority anywhere else in the world) related to any of the Intellectual Property owned by the Company including without limitation any (x) interference, reissue, reexamination or similar proceedings pertaining to the scope, validity and/or ownership of any of the patents of the Company, (y) trademark opposition proceedings, or (z) proceedings relating to Internet domain names.

(b) The conduct of the business of the Company as currently conducted and as currently contemplated to be conducted, the use of the Owned Intellectual Property, Licensed Intellectual Property and Company IT Systems in connection therewith and the transmission, use, linking and other practices of the Company related to their web sites, the content thereof and the advertisements contained therein, do not conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no Actions are pending or, to the knowledge of the Company, threatened against the Company or any subsidiary alleging any of the foregoing. To the knowledge of the Company, no person is engaging in any activity that infringes upon, misappropriates or otherwise violates the Owned Intellectual Property or Licensed Intellectual Property.

(c) The Company is the exclusive owner of the entire and unencumbered right, title and interest in and to the Owned Intellectual Property. The Company has the valid right to use the Owned Intellectual Property and Licensed Intellectual Property, and access and use the Company IT Systems, in the continued operation of their respective businesses as presently conducted or as contemplated to be conducted without limitation. All necessary registration, maintenance and renewal fees currently due in connection with Intellectual Property owned by the Company have been made and all necessary documents, recordations and certificates in connection with such Intellectual Property have been filed with the relevant governmental bodies in the United States or those foreign jurisdictions in which applications for such Intellectual Property have been filed, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Intellectual Property.

(d) No Owned Intellectual Property or, to the knowledge of the Company, any Licensed Intellectual Property, is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property. The Owned Intellectual Property and, to the knowledge of the Company, the Licensed Intellectual Property, are subsisting, valid and enforceable, and have not been adjudged invalid or unenforceable in whole or part.

(e) The Owned Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property used in the operation of the business of the Company, and there are no other items of Intellectual Property that are material to the operation of the business of the Company. The Company IT Systems include all of the IT Systems used in the operation of the business of the Company, and there are no other IT Systems that are material to the operation of the business of the Company.

(f) To the knowledge of the Company, (i) each License is valid and enforceable, is binding on all parties thereto, and is in full force and effect; (ii) no party to any License is in material breach thereof or default thereunder; and (iii) neither the execution of this Agreement nor the consummation of the Transaction shall (x) adversely affect any of the rights of the Company with respect to the Owned Intellectual Property or Licensed Intellectual Property, or (y) impair or interrupt the Company’s access and use of, or their right to access and use, the Company IT Systems or, to the extent applicable, their customers’ access and use of, or their right to access and use, the Company IT Systems.

(g) The Company has taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of the trade secrets and other confidential Intellectual Property used in connection with the business of the Company. To the knowledge of the Company, (i) there has been no misappropriation by any person of any material trade secrets or other material confidential Intellectual Property used in connection with the business of the Company; (ii) no employee, former employee, independent contractor or agent of the Company has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor or agent of the Company; and (iii) no employee, former employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property. Without limiting the foregoing, the Company has and enforces policies requiring each employee and contractor involved in proprietary aspects of the business or with Intellectual Property to execute nondisclosure and proprietary information agreements. All persons who have contributed to the creation, invention, modification or improvement of any Intellectual Property owned by the Company or any of its subsidiaries, in whole or in part, have signed written agreements ensuring that all such Intellectual Property is owned exclusively by the Company and its subsidiaries, and a list of all persons executing such agreements is set forth in Section 3.13(g) of the Disclosure Schedule.

(h) To the knowledge of the Company, the Company IT Systems are free of all viruses, worms, and other known contaminants, and do not contain any errors or problems, that would (i) disrupt the ordinary operation of such IT Systems in the conduct of the business of the Company or any subsidiary as presently conducted or as contemplated to be conducted, or (ii) have an adverse impact on the operation of other Software or operating systems. The Company IT Systems do not incorporate any GNU or “open” source code or object code under which the

Company IT Systems are subject to the GNU general public license, GNU lesser general public license and other “copyleft” license. The Company has taken all reasonable steps in accordance with normal industry practice to secure the Company IT Systems from unauthorized access or use by any person, and to enable the continued and uninterrupted operation of the Company IT Systems. The access and use of the Company IT Systems by the Company and any customer thereof (to the extent applicable) in connection with the operation of the business of the Company as currently conducted and as currently contemplated to be conducted do not violate any applicable Laws in any material respect.

SECTION 3.14 Taxes.

Except as specifically disclosed in Section 3.14 of the Disclosure Schedule:

(a) The Company (i) has filed all Tax Returns required to be filed by it; (ii) has timely paid and discharged all Taxes required to be paid or discharged; (iii) has established accruals and reserves for Taxes reflected in the Company Financial Statements that are adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon) in accordance with GAAP; (iv) has made all estimated Tax payments required to be made; and (v) has no liability for Taxes in excess of the amount so paid or accruals or reserves so established except for Taxes subsequent to the dates covered by the Company Financial Statements incurred in the ordinary course of business. All such Tax Returns are true, accurate and complete. The Company is not delinquent in the payment of any Tax or in the filing of any Returns, or is not the beneficiary of any extension of time within which to file any Returns, and no deficiencies for any Tax have been claimed, proposed or assessed, or to the knowledge of the Company, threatened against the Company. The Company has not received any notification from the IRS or any other taxing authority regarding any issues that (i) are currently pending before the IRS or any other taxing agency or authority (including any sales or use taxing authority) regarding the Company, or (ii) have been raised by the IRS or other taxing agency or authority and not yet finally resolved. Neither Stockholders, nor any director, officer (or employee responsible for Tax matters) of the Company, expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No Return of the Company is under audit by the IRS or any other taxing agency or authority and any such past audits (if any) have been completed and fully resolved to the satisfaction of the applicable taxing agency or authority conducting such audit and all taxes determined by such audit to be due from the Company have been paid in full to the applicable taxing agencies or authorities. The Company has not granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no Tax Liens upon any property or assets of the Company except liens for current Taxes not yet due. The Company has delivered to Natus correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and filed or received since January 1, 2000.

(b) The Company has withheld and paid (and until the Closing will withhold and pay) all Taxes required to have been withheld and paid (including withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law) in connection with any amounts paid or owing to any employee, independent contractor, creditor, Stockholders, or other third party, and have timely filed all withholding Tax Returns. The

Company (i) has no liability for the Taxes of any other person (other than the Company) by reason of having joined in the filing of a consolidated, combined or unitary Tax Return, by contract, by transferee liability or otherwise; (ii) is not a party to or bound by any Tax sharing, tax indemnity, or Tax allocation agreement; (iii) has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Return; (iv) has not consummated, has not participated in, and is not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder; (v) has never been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation; (vi) has never been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years; (vii) has never received a notice from a taxing authority for a jurisdiction in which a Tax Return has not been filed asserting that, or inquiring as to whether, the filing of such a Tax Return may be required; (viii) has never been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired.

(c) Neither the Company nor any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which the Company is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code. The Company has not been and will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Transaction as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Transaction; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income tax law) executed on or prior to the Transaction; (iii) intercompany transaction or any excess loss account described in Treasury Regulation under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income tax law); (iv) installment sale or open transaction disposition made on or prior to the Transaction; or (v) prepaid amount received on or prior to the Transaction. There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company under Sections 269, 382, 383, 384 or 1502 of the Code (and any comparable provisions of foreign, state, local or municipal law). The Company is not, and has not been at any time during the past five years, a United States real property holding corporation within the meaning of Section 897 of the Code.

(d) The Company (and any predecessor of the Company) has been a validly electing S corporation within the meaning of Section 1361 and Section 1362 of the Code at all times since July 1, 1983 and the Company will be an S corporation up to and including the Closing Date.

(e) The Company shall not be liable for any Tax under Section 1374 of the Code and any comparable state provision in connection with the deemed sale of the Company’s assets caused by the Section 338(h)(10) Election. The Company has not in the past 10 years, (A) acquired assets, including goodwill, from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary. The Company does not own stock of any corporation which is a qualified subchapter S subsidiary.

SECTION 3.15 Environmental Matters.

Except as described in Section 3.15 of the Disclosure Schedule: (a) the Company has not committed any material violation of, or has liability under, any Environmental Law; (b) none of the properties (including associated soils and surface and ground waters and building materials) currently or formerly owned, leased, used, occupied or operated by the Company are contaminated in any material respect with any Hazardous Substance; (c) the Company is not actually, potentially or allegedly liable for any material off-site contamination by Hazardous Substances; (d) the Company is not actually, potentially or allegedly liable under any Environmental Law, or under any contract that allocates or assigns liability or responsibility with respect to Environmental Laws or Hazardous Substances (including with respect to pending or threatened Liens or claims for damages, penalties, fines or contribution) and the Company has not received any notice of such liability, except in the case of any of the foregoing that would not have a material effect on the Company; (e) the Company has all permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); (f) the Company has always been and is in compliance with its Environmental Permits; and (g) neither the execution of this Agreement nor the consummation of the Transaction will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

SECTION 3.16 Material Contracts.

(a) Subsections (i) through (xvi) of Section 3.16(a) of the Disclosure Schedule lists the following types of contracts and agreements to which the Company or any subsidiary is a party:

(i) each contract and agreement, whether or not made in the ordinary course of business, that contemplates an exchange of consideration with a value of more than $10,000, in the aggregate, over the term of such contract or agreement;

(ii) all contracts and agreements evidencing indebtedness;

(iii) all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements (and all letters of intent and term sheets relating to any such pending transactions);

(iv) all agreements relating to issuances of securities of the Company (and all letters of intent and term sheets relating to any such pending transactions);

(v) all agreements between the Company and Stockholders, any officer or director of the Company and any family member of Stockholders or any officer or director of the Company, on the other hand;

(vi) all exclusive distribution contracts to which the Company is a party;

(vii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company is a party and any other contract that compensates any person based on any sales by the Company;

(viii) all management contracts (excluding contracts for employment, which are to be listed on Section 3.10(a) of the Disclosure Schedule) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any product of the Company to which the Company is a party;

(ix) all contracts and agreements with any Governmental Authority to which the Company is a party;

(x) all Licenses;

(xi) all contracts and agreements that limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(xii) all material contracts or arrangements that result in any person or entity holding a power of attorney from the Company that relates to the Company or its respective businesses;

(xiii) all agreements related to professional services rendered to the Company in connection with the Transaction and this Agreement;

(xiv) each warranty, guaranty or other similar undertaking with respect to any contractual performance extended by the Company;

(xv) all contracts containing a provision of the type commonly referred to as a “most favored nation” provision; and

(xvi) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company, taken as a whole.

(b) (i) Each Material Contract is a legal, valid and binding agreement; (ii) the Company has not received any claim of material default under or cancellation of any Material Contract and the Company is not, in any material respect, in breach or violation of, or default under, any Material Contract; (iii) to the Company’s knowledge, no other party is, in any material respect, in breach or violation of, or default under, any Material Contract; and (iv) neither the execution of this Agreement nor the consummation of the Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company under any Material Contract. The Company has furnished or made available to Natus true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.17 Customers and Suppliers.

Section 3.17(a) of the Disclosure Schedule sets forth a true and complete list of the top ten customers of the Company (based on the revenue from such customer during the 12-month period ended December 31, 2005 and the 6-month period ended June 30, 2006). Schedule 3.17(b) of the Disclosure Schedule sets forth a true and complete list of the top ten suppliers of the Company (based on amounts paid or payable by the Company to such supplier during the 12-month period ended December 31, 2005 and the 6-month period ended June 30, 2006). None of the customers listed in Section 3.17(a) of the Disclosure Schedule and none of the suppliers listed in Section 3.17(b) of the Disclosure Schedule, (i) has cancelled or otherwise terminated any contract with the Company prior to the expiration of the contract term, or (ii) to the Company’s knowledge, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Company or to reduce substantially its purchase from or sale to the Company of any products, equipment, goods or services.

SECTION 3.18 Inventory.

All inventory of the Company and any subsidiary, including consigned inventory, whether or not reflected in the Company Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business and is sufficient for the operation of the business of the Company in the ordinary course and consistent with past practice, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value on the Company Balance Sheet. All inventories not written off have been priced at the lower of cost or net realizable value on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Company. Schedule 3.18 sets forth the location of all items of the Company’s inventory, including consigned inventory, as of the 8-month period ended August 31, 2006 and the Company’s procedures for tracking and controlling consigned inventory, and such procedures are adequate for such purposes and have been followed by the Company and each subsidiary consistent with past practice.

SECTION 3.19 Company Products and Services.

(a) Schedule 3.19 of the Disclosure Schedule lists all Company Products by name and version number. “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company. Each Company Product has been in conformity in all material respects with all applicable contractual commitments, any applicable Law and all express and implied warranties, and the Company has no material liabilities or obligations for replacement or repair thereof or other damages in connection therewith. The Company has not been required to file any notice or other report with, or provide information to, any product safety agency, commission, board or other Governmental Authority concerning actual or potential hazards with respect to any Company Product. The Company has no material liabilities or obligations arising out of any injury to persons or property as a result of the ownership, possession or use of any Company Product.

(b) Since January 1, 2004 there have been no (i) recalls related to any product manufactured sold, leased or delivered by the Company, or (ii) withdrawals of any product manufactured sold, leased or delivered by the Company due to quality or safety issues.

SECTION 3.20 Insurance.

The Company maintains the policies of insurance and bonds set forth in Section 3.20 of the Disclosure Schedule, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

SECTION 3.21 Certain Business Practices.

Neither the Company nor, to the Company’s knowledge, any directors or officers, agents or employees of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

SECTION 3.22 Government Regulation.

(a) Neither the Company nor any of its managers or employees (as defined in 42 C.F.R. Part 420 Subpart C and 42 C.F.R. Section 1001.1001(a)(2)) has been, or is being investigated with respect to, any activity that materially contravenes or could contravene, or constitutes or could constitute, a material violation of any Healthcare Law.

(b) Neither the Company nor its managers or employees has engaged in any activity that contravenes or constitutes a violation of any Healthcare Law during their employment or association with the Company.

(c) The Company has not: (i) had a material civil monetary penalty assessed against it under Section 1128A of the SSA or any regulations promulgated thereunder; or (ii) been convicted (as that term is defined in 42 C.F.R. Section 1001.2) of any of the following categories of offenses as described in SSA Section 1128(a) and (b)(1), (2), (3), or any regulations promulgated thereunder: (A) criminal offenses relating to the delivery of an item or service under any state or federal healthcare program; (B) criminal offenses under federal or state law for misconduct in connection with the delivery of a healthcare item or service or with respect to any act or omission in a program operated by or financed in whole or in part by any federal, state or local government agency; or (C) federal or state laws relating to the interference with or obstruction of any investigation into any criminal offense described in this clause.

(d) Since January 1, 2003, the Company has not received or been subject to: (i) any United States Food and Drug Administration (“FDA”) Form 483’s relating to any product manufactured, sold, leased or delivered by the Company; (ii) any FDA Notices of Adverse Findings relating to any product manufactured, sold, leased or delivered by the Company; or (iii) any warning letters or other written correspondence from the FDA or any other Governmental Authority concerning any product manufactured, sold, leased or delivered by the Company in which the FDA or such other Governmental Authority asserted that the operations of the Company were not in compliance with applicable Law, regulations, rules or guidelines with respect to any product manufactured, sold, leased or delivered by the Company.

SECTION 3.23 Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of the Company or Stockholders.

SECTION 3.24 Representations Complete.

None of the representations or warranties made by the Stockholders herein or in any exhibit or schedule hereto, including the Disclosure Letter, or in any certificate furnished by the Stockholders pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NATUS

As an inducement to the Stockholders to enter into this Agreement, Natus hereby represents and warrants to Stockholders that:

SECTION 4.01 Corporate Organization.

Natus is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Transaction.

SECTION 4.02 Authority Relative to This Agreement.

Natus has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction. The execution and delivery of this Agreement by Natus and the consummation by Natus of the Transaction have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by Natus and, assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Natus enforceable against Natus in accordance with its terms.

SECTION 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Natus does not, and the performance of this Agreement by Natus will not, and the consummation of the Transaction by Natus will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of Natus, (ii) assuming that all consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Natus or by which any property or asset of Natus is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Natus pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Natus is a party or by which Natus or any property or asset of Natus is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Transaction.

(b) The execution and delivery of this Agreement by Natus does not, and the performance of this Agreement by Natus will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Stock Purchase.

SECTION 4.04 Financing.

Natus has sufficient cash resources to pay the full amount of the purchase price due hereunder.

SECTION 4.05 Investment Intent.

Natus is an “accredited investor” as such term is defined in Rule 501 promulgated by the Securities and Exchange Commission as part of Regulation D. Natus will acquire the Shares hereunder for its own investment intent, with no view to the distribution of such Shares.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Further Action; Reasonable Best Efforts.

Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transaction, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company as are necessary for the consummation of the Transaction. In case, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

SECTION 5.02 Public Announcements.

Stockholders shall consult with Natus before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or the rules or regulations of any United States securities exchange. The parties have agreed upon the form of a joint press release announcing the Transaction.

SECTION 5.03 Tax Matters.

(a) Section 338(h)(10) Election. The Company and Stockholders shall join with Natus in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign tax law) with respect to the purchase and sale of the Company’s stock hereunder (collectively, a “Section 338(h)(10) Election”). Stockholders shall include any income, gain, loss, deduction, or other tax item resulting from the Section 338(h)(10) Election on Stockholders’ Tax Return to the extent required by applicable law.

(b) Purchase Price Allocation. Natus will prepare an allocation of the aggregate purchase price and the liabilities of the Company (plus other relevant items) among the assets of the Company in a manner consistent with Sections 338 and 1060 of the Code and the Treasury Regulations thereunder (the “Asset Allocation”). The Asset Allocation will be binding upon Natus, the Stockholders and the Company. Natus (and, to the extent required, the Company and Stockholders) will file all Tax Returns (including, but not limited to, IRS Form 8594) in all respects and for all purposes in a manner consistent with the Asset Allocation. Neither Natus, Stockholders nor the Company shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

(c) S Corporation Status. The Company and Stockholders shall not revoke the Company’s election to be taxed as an S corporation within the meaning of Section 1361 and Section 1362 of the Code. The Company and Stockholders shall not take or allow any action other than the sale of the Company’s stock pursuant to this agreement that would result in the termination of the Company’s status as a validly electing S corporation within the meaning of Section 1361 and Section 1362 of the Code.

(d) Tax Periods Ending on or before Closing Date. Natus shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date that are filed after the Closing Date. To the extent permitted by applicable law, Stockholders shall include any income, gain, loss, deduction or other tax items for such periods on their Tax Returns in a manner consistent with the Schedule K-1s furnished by the Company to Stockholders for such periods.

(e) Cooperation on Tax Matters.

(i) Natus, the Company, and Stockholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company, Stockholders, and Natus agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(ii) Stockholders further agree, upon request, to use its best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(f) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by Stockholders when due, and Stockholders shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Natus shall, and shall cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

(g) Tax Certificate. The Company shall provide Natus, upon its request prior to the Closing Date, a certificate (in a form reasonably satisfactory to Natus) meeting the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-5(b)(4)(iii).

SECTION 5.04 Payments to Employees.

In full satisfaction of amounts due to Edward Bateman, Jopeph Reback and Edward Weller (“Bateman”, “Reback” and “Weller”, respectively, and collectively, “Employees”) pursuant to agreements between the Company and each of the Employees dated October 13, 2006, payments shall be made to the Employees as follows:

(a) Closing. Immediately following the Closing, Natus shall, or shall cause the Company to, make the following cash payments to the Employees: Bateman - $1,137,670.38; Reback - $758,446.95; Weller - $758,446.95.

(b) Escrow Payments. If any amounts of remaining Escrow Cash are returned to the Company (or to such other party as the Escrow Holder is directed by Natus) pursuant to Section 8.08, then promptly upon receipt of such Escrow Cash, the Company shall pay to the Employees the following percentages of such remaining amounts of Escrow Cash: Bateman - 6.50134%; Reback - 4.33373%; Weller - 4.33373%.

(c) Cool Cap Revenue. Olympic shall pay to the Employees, collectively and in the aggregate, the amounts set forth below as determined by future Cool Cap Revenue in the respective calendar years listed below at the same time that corresponding payments are made to the Stockholders pursuant to Section 2.01(c):

(i) 2007. For each full dollar of Cool Cap Revenue in 2007 in excess of $500,000, Natus shall pay Employees the following, provided that the maximum amount that Natus shall pay to the Employees collectively for Cool Cap Revenue in 2007 shall be $91,012, regardless of the Cool Cap Revenue for such year: Bateman - $.04876 Reback - $.0325029; Weller - $.0325029.

(ii) 2008. For each full dollar of Cool Cap Revenue in 2008 in excess of $1,000,000, Natus shall pay Employees the following, provided that the maximum amount that Natus shall pay to the Employees collectively for Cool Cap Revenue in 2008 shall be $151,688, regardless of the Cool Cap Revenue for such year: Bateman - $.0406333; Reback - $.0270858; Weller - $.0270858.

(iii) 2009. For each full dollar of Cool Cap Revenue in 2009 in excess of $2,000,000, Natus shall pay Employees the following, provided that the maximum amount that Natus shall pay to the Employees collectively for Cool Cap Revenue in 2009 shall be $227,532, regardless of the Cool Cap Revenue for such year: Bateman - $.030475; Reback - $.,0203143; Weller - $.0203143.

Any payment due pursuant to subsections (a), (b) or (c) above shall be subject to all applicable withholding taxes required by law.

In the event that any Employee asserts any claim for the right to receive any payment from Olympic or Natus as a result of the Transaction in excess of the amounts provided in this Section 5.04, Stockholders shall indemnify and hold harmless the Company and Natus from the cost of defending any such claims and from any amounts that are ultimately paid as a result of such claims. If any such claims are so asserted, such claims shall be defended in accordance with the provisions of Section 8.05.

ARTICLE VI

CONDITIONS AT OR SIMULTANEOUS WITH THE STOCK PURCHASE

SECTION 6.01 Conditions at or Simultaneous with the Stock Purchase.

(a) The obligation of Stockholders to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(i) The representations and warranties of Natus set forth herein shall be true and correct in all material respects (except for any statement in a representation that contains a standard of materiality, which statements shall be true and correct in all respects giving effect to such standard), at and as of the Closing Date and at the Closing Stockholders shall have received a certificate to such effect executed by an executive officer of Natus;

(ii) The Escrow Agreement shall have been executed and delivered by the Escrow Agent and Natus.

(iii) The Employment Agreement shall have been executed and delivered by Natus to Jay A. Jones.

(b) The obligation of Natus to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(i) The representations and warranties of Stockholders set forth herein, shall be true and correct in all material respects (except for any statement in a representation that contains a standard of materiality, which statements shall be true and correct in all respects giving effect to such standard), and at the Closing Natus shall have received a certificate to such effect executed by Stockholders.

(ii) There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to consummate the Transaction.

(iii) Natus shall have received from Lane Powell, PC, legal counsel to the Company, an opinion opining to the matters set forth in Exhibit C hereto.

(iv) Natus shall have received duly executed copies of all third party consents, approvals, assignments, notices, waivers, authorizations or other certificates (including those set forth in Section 3.5(a) or (b) of the Disclosure Schedule) necessary to provide for the continuation in full force and effect of any and all Material Contracts after the Transaction and for the parties to consummate the Transaction, in each case, in form and substance reasonably satisfactory to Natus.

(v) The persons holding the positions of a director or officer of the Company, in office immediately prior to the Closing, shall have resigned from such positions in writing effective as of the Closing, provided that Jay A. Jones shall not have resigned from his position as President of the Company.

(vi) Stockholders shall have executed and delivered to Natus a release in form and substance reasonably satisfactory to Natus that acknowledges that Stockholders have no claim of any nature against the Company and that the Company has no liability to Stockholders except as otherwise expressly provided herein with respect to the Employment Agreement for the year following the Closing Date.

(vii) The Escrow Agreement shall have been executed and delivered by the Escrow Agent and Stockholders.

(viii) The Employment Agreement shall have been executed and delivered by Jay A. Jones to Natus.

(ix) The Company’s cash and cash equivalents as of the Closing Date shall be at least $1,200,000 and the Company shall have delivered a certificate executed by the Company’s President certifying the amount of the Company’s cash and cash equivalents as of the Closing Date.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01 Termination.

This Agreement may be terminated at any time prior to the Closing Date if the Transaction shall not have been consummated by October 31, 2006, provided, however, that the right to terminate this Agreement under this Section 7.01 shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Transaction to be consummated by such date.

SECTION 7.02 Effect of Termination.

In the event of termination of this Agreement as provided in Section 7.01 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (a) with respect this Section 7.02 (Effect of Termination), as well as Article IX (General Provisions) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (b) that nothing herein shall relieve any party from any material breach of its representations, warranties or covenants contained herein. No termination of this Agreement shall affect the obligations of the parties contained in any Confidentiality and Nondisclosure Agreement between Natus and the Company dated June 26, 2006, all of which obligations shall survive termination of this Agreement.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION

AND REMEDIES; CONTINUING COVENANTS

SECTION 8.01 Survival.

If the Transaction is consummated, the representations and warranties of Stockholders contained in this Agreement shall survive the Closing Date and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the one-year anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 3.03, 3.14 (with respect to representations and warranties in Section 3.14 pertaining to matters of Federal and Washington State income taxes) and Section 3.15 will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations for claims against Stockholders which seek recovery of Damages arising out of a failure of such representations or warranties; provided further, that no right to indemnification pursuant to this Article VIII in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Natus Indemnified Person under Article VIII or otherwise to seek recovery of Damages arising out of any fraud, willful breach or intentional misrepresentation by Stockholders until the expiration of the applicable statute of limitations. If the Transaction is consummated, the representations and warranties of Natus contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall expire and be of no further force or effect as of the Closing Date. If the Transaction is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Closing Date, except to the extent such covenants provide that they are to be performed after the Closing Date; provided, however, that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.

SECTION 8.02 Agreement to Indemnify.

Stockholders shall indemnify and hold harmless Natus and its officers, directors, agents, representatives, stockholders and employees, and each person, if any, who controls or may control Natus within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as a “Natus Indemnified Person” and collectively as “Natus Indemnified Persons”) from and against any and all losses, reductions in value, costs, damages, liabilities and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs), calculated net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums) (hereinafter collectively referred to as “Damages”), arising from assessments, taxes, claims, demands, assertions of liability, or actual or threatened actions, suits or proceedings (whether civil, criminal, administrative or investigative) directly or indirectly arising out of, resulting from or in connection with: (a) any failure of any representation or warranty made by Stockholders in this Agreement or the Disclosure Schedule or any exhibit or schedule to this Agreement to be true and correct as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates); (b) any failure of any certification, representation or warranty made by Stockholders in any certificate delivered to Natus pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Natus; (c) any breach of or default in connection with any of the covenants or agreements made by Stockholders in this Agreement or the Disclosure Schedule; or (d) the actual or alleged contamination described in that certain letter from Lane Powell, PC on behalf of the Company and addressed to the President & CEO of Natus, dated September 29, 2006 (the “Environmental Letter”).

SECTION 8.03 Limitations.

(a) Recovery from the Escrow Cash shall be the sole and exclusive remedy under this Agreement for the matters listed in the foregoing clauses (a) – (d) of Section 8.02, except in the case of (i) fraud, willful breach or intentional misrepresentation by the Company or any subsidiary, (ii) any failure of any of the representations and warranties contained in Sections 3.03, 3.10(j), 3.14 (with respect to representations and warranties in Section 3.14 pertaining to matters of Federal and Washington State income taxes) and 3.15 to be true and correct as aforesaid, or (iii) the matters set forth in clause (d) of Section 8.02. In the case of (i) fraud, willful breach or intentional misrepresentation by Stockholders, (ii) any failure of any of the representations and warranties contained in Sections 3.03, 3.10(j), 3.14 (with respect to representations and warranties in Section 3.14 pertaining to matters of Federal and Washington State income taxes) and Section 3.15 to be true and correct as aforesaid, or (iii) the matters set forth in clause (d) of Section 8.02, after Natus has exhausted or made claims upon all amounts of Escrow Cash (after taking into account all other claims for indemnification from the Escrow Cash made by Natus), Stockholders shall be liable for the amount of any Damages resulting therefrom; provided, however, that (A) with respect to (i) fraud, willful breach or intentional misrepresentation by Stockholders and (ii) any failure of any of the representations and warranties contained in Sections 3.03, 3.10(j), 3.14 (with respect to representations and warranties in Section 3.14 pertaining to matters of Federal and Washington State income taxes) to be true and correct, such liability shall be limited to the aggregate amount paid or payable to Stockholders pursuant to Section 2.01 and (B) with respect to (i) any failure of any of the representations and warranties contained in Section 3.15 to be true and correct or (ii) the matters set forth in clause (d) of Section 8.02, such liability shall be limited to $5,000,000. In the event that the Stockholders are able to obtain insurance on behalf of the Company and Natus after the Closing which Natus reasonably determines fully protects Natus and the Company to the same extent as the indemnification provided hereunder by Stockholders against (i) any Damages relating to any failure of any of the representations and warranties contained in Section 3.15 to be true and correct and (ii) the matters set forth in clause (d) of Section 8.02, Natus will then agree that recovery from the Escrow Cash shall be its sole and effective claim under this Agreement (other than access to the insurance so provided by Stockholders) for the matters described in (i) and (ii) of this sentence.

(b) The Natus Indemnified Persons may not receive any Escrow Cash in respect of any claim for indemnification under this Article VIII unless and until Damages in an aggregate amount greater than $100,000 have been incurred, paid or properly accrued by Natus Indemnified Persons, and if Damages greater than $100,000 have been so incurred, paid or properly accrued, the Natus Indemnified Persons shall be entitled to receive Escrow Cash in indemnification therefore without regard to such $100,000 threshold; provided, however, that this sentence shall not limit a Natus Indemnified Person’s right to recover for any failure of any of the representations and warranties contained in Sections 3.03, 3.10(j) and 3.14 (with respect to representations and warranties in Section 3.14 pertaining to matters of Federal and Washington State income taxes).

SECTION 8.04 Notice of Claim.

As used herein, the term “Claim” means a claim for indemnification of Natus or any other Natus Indemnified Person for Damages under this Article VIII. Natus may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Natus Indemnified Person, and Natus shall give written notice of a Claim executed by an officer of Natus (a “Notice of Claim”) to the Stockholders (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Cash) promptly after Natus becomes aware of the existence of any potential claim by an Natus Indemnified Person for indemnification from Stockholders under this Article VIII, arising from or relating to:

(a) any matter specified in Section 8.02; or

(b) the assertion, whether orally or in writing, against Natus or any other Natus Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against Natus or such other Natus Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to any matter specified in Section 8.02.

The period during which claims may be initiated (the “Claims Period”) for indemnification from the Escrow Cash shall commence at the Closing Date and terminate at the one-year anniversary of the Closing Date. The Claims Period for indemnification from and against Damages arising out of, resulting from or in connection with (i) fraud, willful breach or intentional misrepresentation by the Company or any Company subsidiary, (ii) any failure of any of the representations and warranties contained in Sections 3.03, 3.14 (with respect to representations and warranties in Section 3.14 pertaining to matters and Federal and Washington State income taxes) and Section 3.15 to be true and correct as aforesaid, or (iii) the matters set forth in clause (d) of Section 8.02, shall commence at the Closing Date and terminate upon the expiration of the applicable statute of limitations. Notwithstanding anything contained herein to the contrary, any Claims for Damages specified in any Notice of Claim delivered to Stockholders prior to expiration of the applicable Claims Period with respect to facts and circumstances existing prior to expiration of the applicable Claims Period shall remain outstanding until such Claims for Damages have been resolved or satisfied, notwithstanding the expiration of such Claims Period. Until the expiration of the applicable Claims Period, no delay on the part of Natus in giving Stockholders a Notice of Claim shall relieve Stockholders from any of its obligations under this Article VIII unless (and then only to the extent that) Stockholders are materially prejudiced thereby.

SECTION 8.05 Defense of Third-Party Claims.

(a) Natus shall determine and conduct the defense or settlement of any Third-Party Claim , and the costs and expenses incurred by Natus in connection with such defense or settlement (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which Natus may seek indemnification pursuant to a Claim made by any Natus Indemnified Person hereunder.

(b) Stockholders shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by Stockholders does not affect any privilege relating to the Natus Indemnified Person and may participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim.

(c) No settlement of any such Third-Party Claim with any third party claimant shall be determinative of the existence of or amount of Damages relating to such matter, except with the consent of Stockholders, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless Stockholders shall have objected within 15 days after a written request for such consent by Natus. In the event that Stockholders has consented to any such settlement, Stockholders shall not have any power or authority to object under any provision of this Article VIII to the amount of any claim by or on behalf of any Natus Indemnified Person against the Escrow Cash or Stockholders for indemnity with respect to such settlement.

SECTION 8.06 Contents of Notice of Claim.

Each Notice of Claim by Natus given pursuant to Section 8.04 shall contain the following information:

(a) that Natus or another Natus Indemnified Person has directly or indirectly incurred, paid or properly accrued (in accordance with GAAP) or, in good faith, believes it shall have to directly or indirectly incur, pay or accrue (in accordance with GAAP), Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Natus Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Natus Indemnified Person under this Article VIII); and

(b) a brief description, in reasonable detail (to the extent reasonably available to Natus), of the facts, circumstances or events giving rise to the alleged Damages based on Natus’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to Natus) and copies of any formal demand or complaint, the amount of Damages, the date each such item was incurred, paid or properly accrued, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

SECTION 8.07 Resolution of Notice of Claim.

Each Notice of Claim given by Natus shall be resolved as follows:

(a) Uncontested Claims. If, within 15 business days after a Notice of Claim is received by Stockholders, Stockholders does not contest such Notice of Claim in writing to Natus as provided in Section 8.07(b), Stockholders shall be conclusively deemed to have consented, to the recovery by the Natus Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article VIII, including the forfeiture of Escrow Cash to the extent of such Damages, and, without further notice, to have stipulated to the entry of a final judgment for damages against Stockholders for such amount in any court having jurisdiction over the matter where venue is proper.

(b) Contested Claims. If Stockholders gives Natus written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) (with a copy to the Escrow Agent) within the 15 business day period specified in Section 8.07(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Natus and Stockholders (a copy of which shall be furnished to the Escrow Agent) or (ii) in the absence of such a written settlement agreement within 30 business days following receipt by Natus of the written notice from Stockholders, by binding litigation between Natus and Stockholders in accordance with the terms and provisions of Section 8.07(c).

(c) Litigation of Contested Claims. Either Natus or Stockholders may bring suit in the courts of the State of Washington and the Federal courts of the United States of America located within the State of Washington to resolve the Contested Claim. Regardless of which party brings suit to resolve a matter, Natus shall bear the burden of proof by a preponderance of the evidence that Natus or other Natus Indemnified Persons are entitled to indemnification pursuant to this Article VIII. The decision of the trial court as to the validity and amount of any claim in such Notice of Claim shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Cash in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. For purposes of this Section 8.07(c), in any suit hereunder in which any claim or the amount thereof stated in the Notice of Claim is at issue, the Court shall determine which party is the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the suit.

SECTION 8.08 Release of Remaining Escrow Cash.

Within five business days following the expiration of the Claims Period, Natus shall instruct the Escrow Agent to deliver all of the remaining Escrow Cash (if any) in excess of any amount of Escrow Cash that is necessary to satisfy all unresolved, unsatisfied or disputed claims for Damages specified in any Notice of Claim delivered to Stockholders before the expiration of the Claims Period as follows: there shall be delivered to the Stockholders an amount equal to 0.846080 times the amount of such remaining Escrow Cash and there shall be delivered to the Company (or to such other party as Escrow Holder shall be directed in writing by Natus and the Company), the balance of such remaining Escrow Cash. If any Claims are unresolved, unsatisfied or disputed as of the expiration of the Claims Period, then the Escrow Agent shall retain possession and custody of that amount of Escrow Cash that equals the total maximum amount of Damages then being claimed by Natus Indemnified Persons in all such unresolved, unsatisfied or disputed Claims, and as soon as all such Claims have been resolved, the Escrow Agent shall deliver to the Stockholders 84.6080% of the remaining Escrow Cash (if any) not required to satisfy such Claims and shall deliver the balance of any remaining Escrow Cash to the Company (or to such other party as Escrow Holder shall be directed in writing by Natus and the Company). The parties intend the Escrow Cash to qualify for installment sale reporting under § 453 of the Code. Distributions from Escrow Cash shall be treated as imputed interest to the extent required by the Code.

SECTION 8.09 Tax Consequences of Indemnification Payments.

All payments (if any) made to any Natus Indemnified Person pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the purchase price for tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.01):

if to Natus:

Natus Medical Incorporated

1501 Industrial Road

San Carlos, CA 94070

Telecopier No.: (650) 802-0401

Attention: James B. Hawkins

with a copy to:

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Telecopier No. (650) 938-5200

Attention: Daniel J. Winnike

if to Stockholders:

Jay A. Jones and Mary J. Jones

Address, as provided under separate cover.

with a copy to:

Lane Powell PC

1420 5th Avenue, Suite 4100

Seattle, WA 98101-2338

Telepcopier No. (206) 223-7107

Attention: Michael D. Dwyer

SECTION 9.02 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

SECTION 9.03 Entire Agreement; Assignment.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Natus may assign all or any of its rights and obligations hereunder to any affiliate of Natus, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.04 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and the successors of such parties, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.05 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 9.06 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington applicable to contracts executed in and to be performed in that State.

SECTION 9.07 Waiver of Jury Trial.

Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transaction. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transaction, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.07.

SECTION 9.08 Headings.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.09 Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Natus and the Stockholders have caused this Agreement to be executed as of the date first written above.

NATUS MEDICAL INCORPORATED

By	/s/ James B. Hawkins
Name:	James B. Hawkins
Title:	President and Chief Executive Officer

/s/ Jay A. Jones
Jay A. Jones, an individual

/s/ Mary J. Jones
Mary J. Jones, an individual